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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                           Hanover Compressor Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   410768 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

              Dean Ferris, c/o Schlumberger Technology Corporation,
              300 Schlumberger Drive, MD:23, Sugarland, Texas 77478
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (TM).

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE SOLICITATION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

CUSIP NO.   410768 10 5
--------------------------------------------------------------------------------

1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Schlumberger Technology Corporation   22-1692661
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

     (a)
     (b)
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS(SEE INSTRUCTIONS) OO


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF            51,491
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH                 0
 REPORTING     -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                       51,491
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      51,491
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

CUSIP NO.   410768 10 5

--------------------------------------------------------------------------------

1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Schlumberger Surenco S.A.
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

     (a)
     (b)
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS(SEE INSTRUCTIONS) OO


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     PANAMA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF            1,430,304
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH                 0
 REPORTING     -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                       1,430,304
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,430,304
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

CUSIP NO.   410768 10 5
--------------------------------------------------------------------------------

1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Schlumberger Oilfield Holdings Ltd.
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

     (a)
     (b)
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS(SEE INSTRUCTIONS) OO


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CAYMAN ISLANDS
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF            366,158
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH                 0
 REPORTING     -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                       366,158
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      366,158
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

CUSIP NO.   410768 10 5
--------------------------------------------------------------------------------

1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Camco International Inc.   13-3517570
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

     (a)
     (b)
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS(SEE INSTRUCTIONS) OO


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF            6,762,479
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH                 0
 REPORTING     -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                       6,762,479
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,762,479
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

CUSIP NO.   410768 10 5
--------------------------------------------------------------------------------

1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Operational Services, Inc.   76-0313484
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

     (a)
     (b)
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS(SEE INSTRUCTIONS) OO


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF            97,261
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH                 0
 REPORTING     -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                       97,261
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      97,261
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

CUSIP NO.   410768 10 5
--------------------------------------------------------------------------------

1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Schlumberger Limited
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

     (a)
     (b)
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS(SEE INSTRUCTIONS) OO


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     NETHERLANDS ANTILLES
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF            0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH               0
 REPORTING     -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                       0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,707,693
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY OF ISSUER

This statement on Schedule 13-D relates to common stock, par value $.001 per share, of Hanover Compressor Company (the "Hanover Stock") and is being filed pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended. The principal executive offices of the Issuer is located at 12001 North Houston Rosslyn, Houston, Texas 77806.


ITEM 2.  IDENTITY AND BACKGROUND

The name of the reporting persons filing this statement are Schlumberger Limited, a company incorporated in the Netherlands Antilles ("SLB"), Schlumberger Technology Corporation, a company incorporated in Texas ("STC"), Camco International, Inc., a company incorporated in Delaware ("CII"), Schlumberger Surenco S.A., a company incorporated in Panama ("Surenco"), Operational Services, Inc., a Company incorporated in Texas ("OSI"), and Schlumberger Oilfield Holdings Ltd., a company incorporated in the British Virgin Islands ("SOHL," and together with SLB, STC, CII, Surenco and OSI, the "Schlumberger Companies"). SLB owns, directly or indirectly, all of the equity interests of each of STC, CII, Surenco, OSI and SOHL and thus may be deemed to beneficially own all of the Hanover Stock owned by the other Schlumberger Companies. The directors and executive officers of each of SLB, STC, CII, Surenco, OSI and SOHL are set forth on Schedule I hereto.

The address for the principal executive offices of the Schlumberger Companies are as follows:

            153 East 53rd Street, 57th Floor
            New York, New York  10022

            42 Rue Saint-Dominique
            Paris, France  75007

            Park Straat 83
            The Hague, The Netherlands  2514 JG

The principal business of the Schlumberger Companies is to engage, directly or indirectly, in two primary business segments: (i) Oilfield Services, which is organized into two product groups: (a) Reservoir Evaluation and Development and
(b) Schlumberger Oil and Gas Information Solutions that provide exploration and production services required during the life of an oil and gas reservoir to the petroleum industry; and (ii) Schlumberger Sema, which provides design, implementation, operations and management of information systems and IT-related consulting services, smart card-based solutions, semiconductor test, metrology and handling systems and services, and corporate IP (internet protocol) and network solutions to customers.

During the past five years, none of SLB, STC, CII, Surenco, OSI and SOHL or, to the best of their knowledge, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment decree or final order enjoining future violations of, or prohibiting or mandating any activities subject to, federal or state securities laws or finding any violation of such laws except as follows:

On July 27, 1999, the US Department of Justice filed petitions against SLB and Smith International, Inc., with the United States District Court in Washington, D.C., alleging civil and criminal contempt in connection with the completion of the MI drilling fluids joint venture transaction between SLB and Smith. The petitions alleged that the transaction violated a 1994 consent decree entered in U.S. v. Baroid Corporation (the "Baroid decree"). On December 9, 1999, SLB, Smith and the Department of Justice agreed to settle the civil contempt claim. The Court subsequently found Smith and SLB in criminal contempt and fined each $750,000. The December 22, 1999 order approving the civil settlement agreement provides for the modification of the Baroid decree, with the consent of the Department of Justice, to remove the reference to "Schlumberger Ltd." from the Baroid decree, and for disgorgment of the net income of the joint venture from the time of its creation through the date of the settlement agreement. SLB's share of the amount payable in connection with the settlement was $6.34 million. On March 13, 2000, following expiration of a public comment period regarding the proposed modification, the Court signed the order modifying the Baroid decree.

The attached Schedule I is a list of the executive officers and directors of SLB, STC, CII, Surenco, OSI and SOHL which contain the following information with respect to each such person: (i) name, (ii) business address, (iii) present principal occupation or employment and the name, principal business address and address of any corporation or other organization in which such employment is conducted, and (iv) citizenship.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 28, 2001, the Issuer, Hanover Compression Limited Partnership, STC, CII, Surenco and SOHL entered into a Purchase Agreement (the "Purchase Agreement"), pursuant to which on August 31, 2001, the Issuer acquired equity interests in certain companies engaged in, and assets used in connection with, the gas compression business of the Schlumberger group of companies. Hanover Compression Limited Partnership acquired: (i) 100% of the issued and outstanding shares of the capital stock of Productions Operators Corporation, a Delaware corporation, from CII, (ii) a 35.5% equity interest in and a $7,952,000 note to Harwat International Finance N.V., a Curacao limited liability company, from SOHL (iii) a 30% equity interest in and a $79,185,000 loan to WilPro Energy Service (PIGAP
II) Limited, a Cayman Islands company, from Surenco and (iv) the assets of Operational Services, Inc.'s Mechanical Services Group ((i) through (iv) is referred to herein as the "Purchase"). In addition, pursuant to the Purchase Agreement, STC, SOHL and Hanover Compression Limited Partnership entered into an Alliance Agreement.

The purchase price paid by Hanover for the assets and the Alliance Agreement consisted of (i) Two Hundred Seventy Million Dollars ($270,000,000) in cash (subject to certain true up provisions and a possible additional $58,000,000 payment upon the occurrence of certain events), (ii) a promissory note in the principal amount of One Hundred Fifty Million Dollars ($150,000,000), and (iii) 8,707,693 shares of Hanover Stock.


ITEM 4.  PURPOSE OF TRANSACTION

The shares of Hanover Stock received by the Schlumberger Companies were acquired as partial consideration for certain equity interests of companies engaged in, assets used in connection with, and an Alliance Agreement related to the gas compression business conducted by the Schlumberger Companies. The shares of Hanover Stock are being held for investment purposes by the Schlumberger Companies.

It is currently expected that following the consummation of the Purchase, the business and operations of Hanover will continue to be conducted as they have historically been conducted. Except as described below, the Schlumberger Companies have no present plans or proposals that would result in any extraordinary corporate transaction, such as a merger, reorganization, liquidation involving Hanover or any of its subsidiaries, or purchase or sale or transfer of a material amount of assets of Hanover or any of its subsidiaries or any other material changes to Hanover's capitalization, dividend policy, corporate structure, business or composition of the board of directors of Hanover or the management of Hanover. Pursuant to the Purchase Agreement, the Schlumberger Companies are entitled to appoint one director to the Board of Directors of Hanover until the later to occur of (i) the fifth anniversary of the consummation of the Purchase Agreement and (ii) the termination of the Alliance Agreement, so long as the Schlumberger Companies hold an aggregate of at least five percent (5%) of Hanover's issued and outstanding capital stock. If the Schlumberger Companies' designee is not elected to Hanover's Board of Directors, Hanover shall take all actions necessary, subject to applicable laws and New York Stock Exchange rules, to appoint a designee of the Schlumberger Companies.

The Schlumberger Companies intend to review continuously their position in Hanover. Depending upon future evaluations of the business prospects of Hanover and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Schlumberger Companies may retain or from time to time increase their holdings or dispose of all or a portion of their holdings of Hanover, subject to any applicable legal and contractual restrictions on the ability to do so. The Schlumberger Companies are contractually prohibited, except upon the occurrence of certain events, from (i) selling their shares of Hanover Stock prior to June 28, 2004 or (ii) increasing their collective holdings of Hanover Stock to more than 25% outstanding shares during such period.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

(A) On August 31, 2001, the Schlumberger Companies acquired an aggregate of 8,707,693 shares of Hanover Stock in the Purchase. The holdings of the individual Schlumberger Companies are as follows:

                  COMPANY               SHARES            PERCENTAGE
                  -------               ------            ----------

                    STC                  51,491                 *%
                    CII               6,762,479               8.5%
                    Surenco           1,430,304               1.8%
                    SOHL                366,158               0.5%
                    OSI                  97,261               0.1%

                    Total             8,707,693              10.9%

*  Less than 0.1%

SLB, as the direct or indirect owner of all of the other Schlumberger Companies, may be deemed to beneficially own all 8,707,693 shares of Hanover Stock owned by the Schlumberger Companies.

(B) Each of the Schlumberger Companies (other than SLB) has sole voting and dispositive power with respect to the number of shares of Hanover Stock set forth opposite its name in the table above.

(C) Except as described herein, none of SLB, STC, CII, Surenco, OSI or SOHL or, to the best of their knowledge, any other person referred to in Schedule I attached hereto, beneficially owns or has acquired or disposed of any Hanover Stock during the past 60 days.

(D)   Not applicable.

(E)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described herein, none of SLB, STC, CII, Surenco, OSI or SOHL or, to the best of their knowledge, any other person referred to in Schedule I attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of Issuer, including, but not limited to, transfers or voting of any securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of any proxies.

1. Registration Rights Agreement

Pursuant to the Lock-Up, Standstill and Registration Rights Agreement dated August 31, 2001, between STC, CII, Surenco, SOHL, OSI and Hanover (the "Rights Agreement"), Hanover has granted to each of the Schlumberger Companies certain registration rights in connection with their receipt of the Hanover Stock. The registration rights granted to the Schlumberger Companies include (i) the right, subject to certain restrictions, to register the Hanover Stock in any registration of securities initiated by Hanover within the period of time beginning on the third anniversary of the date of the Rights Agreement and ending on the tenth anniversary of the date of the Rights Agreement, and (ii) the right, subject to certain restrictions, to demand up to five registrations of the Hanover Stock within the period of time beginning on the third anniversary of date of the Rights Agreement and ending on the tenth anniversary of the date of the Rights Agreement.

Also pursuant to the Rights Agreement, neither STC nor any of its affiliates will directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of the Hanover Stock or any options or warrants to purchase any Hanover Stock , or any securities convertible into, exchangeable for or that represent the right to receive such Hanover Stock beginning on the date of the Rights Agreement through the tenth anniversary of the date of the Rights Agreement.

In addition, the Rights Agreement specifies that neither STC nor any of its affiliates shall, without the prior written consent of Hanover, (i) seek or cause or participate in any transaction which would cause STC and its affiliates to own, directly or indirectly, greater than twenty-five percent (25%) of the shares of Common Stock of Hanover then outstanding, (ii) make any public announcement with respect to, or submit a proposal for, any extraordinary transaction involving Hanover, (iii) form or join in any group with respect to the matters set forth in (i) above, or (iv) enter into discussions or arrangements with any third party with respect to matters set forth in (i) or advise assist other take any other action with respect to the foregoing.

2. The Purchase Agreement

Pursuant to the Purchase Agreement, Hanover Compression Limited Partnership and Hanover have agreed to use commercially reasonable efforts to cause WilPro Energy Services (PIGAP II) Limited to accomplish substantial completion of the project in accordance with the PIGAP II Services Agreement, dated as of April 16, 1999 between PDVSA PETROLEO Y GAS S.A. and WilPro Energy Services (PIGAP II) Limited, and any tests necessary for the PIGAP II financing to become non-recourse to Hanover and its affiliates on or before December 31, 2002. If such conditions are not met on or prior to December 31, 2002, Hanover Compression Limited Partnership may force Surenco to repurchase the equity interest and note purchased from Surenco.


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

The following documents are hereby filed as exhibits:

1. Purchase Agreement dated June 28 2001, by and among Schlumberger Technology Corporation, Schlumberger Oilfield Holdings Limited, Schlumberger Surenco S.A., Camco International Inc., Hanover Compressor Company and Hanover Compression Limited Partnership.*

2. Lock-Up, Standstill and Registration Rights Agreement dated August 31, 2001, by and among Schlumberger Technology Corporation, Schlumberger Oilfield Holdings Limited, Schlumberger Surenco S.A., Camco International, Inc. and Hanover Compressor Company.*

3. Amendment No. 1 to the Purchase Agreement dated as of August 30, 2001, by and among Schlumberger Technology Corporation, Schlumberger Oilfield Holdings Limited, Schlumberger Surenco S.A., Camco International Inc., Hanover Compressor Company and Hanover Compression Limited Partnership.*

*     Previously filed with the original Schedule 13D on September 10, 2001.

                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                          OF THE SCHLUMBERGER COMPANIES


Set forth below is the name and present principal occupation or employment of each executive officer and member of the board of directors of each of the Schlumberger Companies. The business address for each company is listed below.


NAME AND POSITION             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT          CITIZENSHIP

SLB                           MAILING ADDRESS:  SCHLUMBERGER LIMITED
                                                153 EAST 53RD
                                                STREET 57TH FLOOR
                                                NEW YORK, NY 10022-4624

   DIRECTORS

   Don E. Ackerman            Private Investor.  Mr. Ackerman's current                U.S.A.
                              business address is Chandelle Ventures, Inc.,
                              24311 Walden Center Drive, Bonita Springs, FL
                              34134.

   D. Euan Baird              Chairman of the Board and Chief Executive                U.K.
                              Officer of Schlumberger Limited.  Mr. Baird is
                              also currently a director of ScottishPower
                              Plc.,Societe Generale Group, CEA-Industrie and
                              a trustee of Haven Capital Management Trust.

   John Deutch                Institute Professor, Massachusetts Institute of          U.S.A.
                              Technology, Cambridge, Massachusetts. Mr.
                              Deutch is also a director of Citigroup, CMS
                              Energy Corp., Cummins Engine Company Inc.,
                              ARIAD Pharmaceuticals and Raytheon Corporation.
                              Mr. Deutch's current business address is
                              Massachusetts Institute of Technology, Room
                              6-208, 77 Massachusetts Avenue, Cambridge, MA
                              02139.

   Victor E. Grijalva         Vice Chairman  of Schlumberger Limited.  Mr.             Ecuador
                              Grijalva is also currently Chairman of the
                              Board of Directors of Transocean Sedco Forex, Inc.

   Andre Levy-Lang            Private Investor.  Mr. Levy-Lang is also a               France
                              director and member of the compensation
                              committee of AGF and a director of Dexia.
                              Mr. Levy-Lang's current business address is 23,
                              boulevard Jules Sandeau, 75116, Paris, France.

   John C. Mayo               Private Investor.                                         U.K.

   William T. McCormick, Jr.  Chairman and Chief Executive Officer of CMS               U.S.A.
                              Energy Corp., Dearborn, Michigan.  Mr.
                              McCormick is also a director of Bank One, Inc.
                              and Rockwell International Inc.
                              Mr. McCormick's current business address is CMS
                              Energy Corporation, Fairlane Plaza South, 330
                              Town Center Drive, Suite 1100, Dearborn, MI
                              48126.

   Didier Primat              President of Primwest Holdings N.V., Curacao,             France
                              Netherlands Antilles.  Mr. Primat's current
                              business address is PRIMWEST, 210 Route de
                              Jussy, CH-1243 Presinge/Geneva, Switzerland.


   Nicolas Seydoux            Chairman and Chief Executive Officer of                   France
                              Gaumont, Paris, France.  Mr. Seydoux's current
                              business address is 30, Avenue Charles de
                              Gaulle, 92200, Neuilly-sur-Seine, France.

   Linda Gillespie Stuntz     Partner of the law firm Stuntz, Davis &                   U.S.A.
                              Staffer, P.C., Washington, D.C.  Ms. Stuntz is
                              also a director of American Electric Power
                              Company, Inc., and is chairman of its finance
                              committee and a member of its Executive,
                              Directors and Public Policy Committees.
                              Ms. Stuntz's current business address is
                              Stuntz, Davis & Staffier P.C., 1275
                              Pennsylvania Avenue, N.W., 9th Floor,
                              Washington, D.C., 20004.

   Sven Ullring               Independent Advisor, Hovik, Norway.  Mr.                  Norway
                              Ullring also currently serves as the Chairman
                              of the Supervisory Boards of Norsk Hydro and
                              Storebrand and a member of the supervisory
                              board of ABB Norway.  Mr. Ullring is also a
                              member of the Board of Keppel Corporation  in
                              Singapore, Chairman of the Board of the
                              Foundation for Business and Sustainable
                              Development and Chairman of the Norweigian Oil
                              Industries Forum in Oslo Norway.  Mr. Ullring's
                              current business address is Elisenbergvn. 5, 6
                              etg., N-0265, Oslo, Norway.

   Yoshihiko Wakumoto         Executive Director of the Japan Foundation                Japan
                              Center for Global Partnership.  Mr. Wakumoto's
                              current business address is  The Japan
                              Foundation Center for Global Partnership, ARK
                              Mori Bldg. 20F, 1-12-32 Akssaka, Minato-ku,
                              Tokyo 107-6021, Japan




EXECUTIVE OFFICERS
------------------

      D. Euan Baird           Chairman of the Board and Chief Executive Officer          U.K.

      Pierre E. Bismuth       Vice President, Personnel                                  France

      Mark Danton             Vice President, Director of Taxes                          U.K.

      Andrew Gould            Executive Vice President, Oilfield Services                U.K.

      Victor Grijalva         Vice Chairman                                              Ecuador

      James L. Gunderson      Secretary and General Counsel                              U.S.

      Phillipe Lacour-Gayet   Vice President and Chief Scientist                         France

      Jack Liu                Executive Vice President and Chief Financial
                              Officer C                                                  U.S.A.
      Jean-Dominique
       Percevault             Vice President, European Affairs                           France

      Jean-Marc Perraud       Controller and Chief Accounting Officer                    France


      Irwin Pfister           Executive Vice President, SchlumbergerSema                 U.S.A.

      Michel Soublin          Treasurer                                                  France

                              MAILING ADDRESS: SCHLUMBERGER TECHNOLOGY CORPORATION
 STC                                           300 SCHLUMBERGER DRIVE
                                               SUGAR LAND, TX 77478

      DIRECTORS
      ---------

      David S. Browning       VP, Secretary & General Counsel                             U.S.A.

      Gary Kolstad            OFS GeoMarket Manager, US Land                              U.S.A.

      Arthur Lindenauer       Chairman, STC                                               U.S.A.

      Rex Ross                President, North & Central America
                              SchlumbergerSema                                            U.S.A.

      OFFICERS
      --------

      Arthur Lindenauer       Chairman, STC                                               U.S.A.

      Vacancy                 President                                                   N/A

      David S. Browning       Vice President                                              U.S.A.

      Roseline Chapel-Delayne Vice President and Controller                               France/USA

      Peter A. Goode          Vice President                                              Australia

      Gary Kolstad            Vice President                                              U.S.A.

      David Mullen            Vice President                                              Ireland

      Julio M. Quintana       Vice President                                              U.S.A.

      William Coates          VP & GM Austin Tech Center                                  U.S.A.

      Sophie Zurquiyah
       Rousset                VP & GM Sch Conveyance & Delivery                           U.S.A./ France

      Francois Auzerais       VP & GM Sch Doll Research Center                            France

      Joe Goss                VP Sch Reservoir Completions Center                         U.S.A.

      David Malone            VP Sch Reservoir Completions Center                         U.S.A.

      Stuart Jardine          VP Sugar Land Product Center                                UK

      Tom Zimmerman           VP Sugar Land Product Center                                U.S.A.

      David S. Browning       Secretary                                                   U.S.A.

      Terry D. Keller         Treasurer                                                   U.S.A.

SURENCO
                              MAILING ADDRESS:  SCHLUMBERGER SURRENCO, S.A.
                              8 CALLE AQUILLINO DE LA GUARDIA
                              PANAMA CITY, REPUBLIC OF PANAMA
      DIRECTORS
      ---------

      Brendan Connolly        OFS GeoMarket Mgr. - VTT                                    U.K.

      Joseph Kantarjian       OFS GeoMarket Controller - VTT                              Lebanon/
                                                                                          Venezuela

      Orlando Vaca            VTT Personnel Mgr                                           Bolivia

      OFFICERS
      --------

      Brendan Connolly        President                                                   U.K.

      Orlando Vaca            Vice President                                              Bolivia

      Jean-Francois Bauer     Secretary                                                   France

      Joseph Kantarjian       Treasurer                                                   Lebanon/
                                                                                          Venezuela

  SOHL                        MAILING ADDRESS: SCHLUMBERGER OILFIELD HOLDINGS LIMITED
                                               CRAIGMUIR CHAMBERS, P.O. BOX 71
                                               ROAD TOWN, TORTOLA, BVI

      DIRECTORS
      ---------

      Glen Beadon             Operations Mgr Anadrill - VTT                               Trinidad/
                                                                                          Venezuela

      Joseph Kantarjian       OFS GeoMarket Controller - VTT                              Lebanon/
                                                                                          Venezuela

      Khalid M. Nouh          Business Manager, Reservoir Evaluation                      Saudi Arabia

      OFFICERS
      --------

      Khalid M. Nouh          President                                                   Saudi Arabia

      Joseph Kantarjian       Treasurer                                                   Lebanon/
                                                                                          Venezuela

CII
---
                              MAILING ADDRESS: CAMCO INTERNATIONAL INC.
                                               7030 ADRMORE STREET
                                               HOUSTON, TX 77054

       DIRECTORS
       ---------

      David S. Browning       Vice President and Secretary & General Counsel
                              of STC                                                      U.S.A.

      Arthur Lindenauer       Chairman - STC                                              U.S.A.

      OFFICERS
      --------

      Rene J. Huck            President and Chief Executive Officer                       France

      Lias J. Steen           Vice President                                              U.S.A.

      John D. Deane           Vice President Drilling Technology                          U.S.A.


      Lias J. Steen           Secretary & General Counsel                                 U.S.A.

      Allen Wienecke          Treasurer                                                   U.S.A.


 OSI                          MAILING ADDRESS:  OPERATIONAL SERVICES, INC.
-----                                           300 SCHLUMBERGER DRIVE
                                                SUGAR LAND, TX 77478
      DIRECTORS
      ---------

      Antonio Campo           President, IPM                                              Columbia

      Kenneth Trice           President, OSI                                              U.S.A.

      OFFICERS
      --------

      Kenneth Trice           President                                                   U.S.A.

      Antonio Campo           Vice President                                              Columbia

      Kenneth Trice           Secretary                                                   U.S.A.

      Ann Bruso Webb          Assistant Secretary                                         U.S.A.


SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




SCHLUMBERGER LIMITED                         SCHLUMBERGER OILFIELD HOLDINGS LTD.


By: /s/  VICTOR GRIJALVA                      By: /s/  JOSEPH KANTARJIAN
    --------------------------------              ----------------------
    Name:  Victor Grijalva                        Name:  Joseph Kantarjian
    Title: Vice Chairman                          Title: Director and Treasurer


SCHLUMBERGER TECHNOLOGY CORPORATION           SCHLUMBERGER SURENCO S.A.


By: /s/  PETER A. GOODE                       By: /s/  ORLANDO VACA
    --------------------------------              -----------------
    Name:  Peter A. Goode                         Name:  Orlando Vaca
    Title: Vice President                         Title:  Vice President


CAMCO INTERNATIONAL INC.                      OPERATIONAL SERVICES, INC.


By: /s/  LIAS J. STEEN                        By: /s/  KENNETH TRICE
    --------------------------------              ------------------
    Name:  Lias J. Steen                          Name:  Kenneth Trice
    Title: Vice President                         Title: President